UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Entremetrix Corporation

Address of Principal Business Office:	18101 Von Karman Avenue, Suite 330

Irvine, CA 92612

Telephone Number:	(888) 798-9100

Name and Address of Agent for

Service of Process:	CSC Services of Nevada, Inc.

502 East John Street

Carson City, NV 89706

Phone: (888) 690-2882

Check one of the following:

☒          The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: File No. 000-33109, filed on August 21, 2001 .

☐	The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:                                                                                              .

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:                                                                 .

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Irvine and state of California on this 6th day of March, 2006.

                /s/ Scott Absher

Entremetrix Corporation
By:	Scott Absher
Its:	Chief Executive Officer